UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
TriNet Group, Inc.
(Name of Subject Company (Issuer))
TriNet Group, Inc.
(Names of filing Persons (Offeror and Issuer))
Common Stock, Par Value $0.000025 per share
(Title of Class of Securities)
896288107
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Samantha Wellington
Senior Vice President, Chief Legal Officer and Secretary
TriNet Group, Inc.
One Park Place
Suite 600
Dublin, California 94568
(510) 352-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
Sarah K. Solum
Freshfields Bruckhaus Deringer US LLP
2710 Sand Hill Road
Menlo Park, California 94025
(650) 618-9250
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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable.
Date Filed:	Not applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

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Going-private transaction subject to Rule 13e-3.

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Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer by TriNet Group, Inc., a Delaware corporation (the “Company”), to purchase for cash up to $300,000,000 in value of shares of its issued and outstanding common stock, par value $0.000025 per share (the “shares”), at a price not less than $83.00 per share and not more than $97.00 per share, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(i), and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(ii), which together constitute the “tender offer”. Additional documents relating to the tender offer are filed as Exhibits (a)(1)(iii), (a)(1)(iv), (a)(1)(v), a(1)(vi) and (a)(1)(vii). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.
Item 1.
Summary Term Sheet.

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.
Item 2.
Subject Company Information.

(a)   The name of the issuer is TriNet Group, Inc. The address and telephone number of the Company is set forth under Item 3.
(b)   Reference is made to the information set forth under “Introduction” in the Offer to Purchase, which is incorporated herein by reference.
(c)   Reference is made to the information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.
Item 3.
Identity and Background of Filing Person.

The Company is the filing person. The address of its principal executive office is One Park Place Suite 600 Dublin, California 94568, and its telephone number is (510) 352-5000. Its internet address is www.trinet.com. Unless expressly stated otherwise, the information contained on its website or connected to its website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO. Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.
Item 4.
Terms of the Transaction.

(a)   Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:
Summary Term Sheet;
Introduction;
Section 1 (“Number of Shares; Proration”);
Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);
Section 3 (“Procedures for Tendering Shares”);
Section 4 (“Withdrawal Rights”);
Section 5 (“Purchase of Shares and Payment of Purchase Price”);

Section 6 (“Conditional Tender of Shares”);
Section 7 (“Conditions of the Tender Offer”);
Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);
Section 13 (“Material U.S. Federal Income Tax Consequences”);
Section 14 (“Extension of the Tender Offer; Termination; Amendment”); and
Section 16 (“Miscellaneous”).
(b)   Reference is made to the information set forth under “Introduction” and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.
Item 5.
Past Contacts, Transactions, Negotiations and Agreements.

Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.
Item 6.
Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) Reference is made to the information set forth under “Summary Term Sheet,” under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.
Item 7.
Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference.
Item 8.
Interest in Securities of the Subject Company.

(a) and (b) Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.
Item 9.
Persons/Assets, Retained, Employed, Compensated or Used.

Reference is made to the information set forth under “Summary Term Sheet” and under Section 15 (“Fees and Expenses; Information Agent; Dealer Manager; Depositary”) in the Offer to Purchase, which is incorporated herein by reference.
Item 10.
Financial Statements.

Not applicable.
Item 11.
Additional Information.

(a)   Reference is made to the information set forth under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”); under Section 10 (“Certain Information Concerning Us”), under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and under Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase, which is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c)   Reference is made to the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, which is incorporated herein by reference.
The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c), or 14 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and prior to the expiration of the tender offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.
Item 12.
Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)*	Offer to Purchase, dated February 17, 2022.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated February 17, 2022.
(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated February 17, 2022.
(a)(1)(vi)*	Summary Advertisement, dated February 17, 2022.
(a)(1)(vii)*	Form of Instruction Letter for participants in the TriNet Group, Inc. 2014 Employee Stock Purchase Plan
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release announcing the tender offer, dated February 17, 2022.
(b)	Not applicable.
(d)(i)	Registration Rights Agreement, by and between TriNet Group, Inc. and AGI-T, L.P., dated as of February 1, 2017 (filed as Exhibit 4.1 to the Registrant’s 8-K filed on February 2, 2017 (File No. 001-36373) and incorporated herein by reference).
(d)(ii)	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.2 to the Registrant’s 10-K filed on February 13, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(iii)	Indenture, dated February 26, 2021, among the Company, the guarantors listed therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(iv)	Form of 3.500% Senior Notes due 2029 (included in exhibit (d)(i)) (filed as Exhibit 4.2 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(v)	Credit Agreement dated as of February 26, 2021, among TriNet USA, Inc. as Holdings, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(vi)	Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.3 to the Registrant’s S-1/A filed on March 14, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(vii)	Form of Option Agreement and Option Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.4 to the Registrant’s S-1/A filed on March 4, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(viii)	Form of Restricted Stock Unit Agreement and Restricted Stock Unit Award Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.6 to the Registrant’s S-1/A filed on March 4, 2014 (File No. 333-192465) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(d)(ix)	Form of Restricted Stock Unit Award Agreement and Restricted Stock Unit Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(x)	Form of Performance-Based Restricted Stock Unit Award Agreement and Performance-Based Restricted Stock Unit Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.2 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(xi)	Form of Restricted Stock Award Agreement and Restricted Stock Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.3 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(xii)	Form of Performance-Based Restricted Stock Award Agreement and Performance-Based Restricted Stock Grant Notice under the 2009 Equity Incentive Plan, as amended through February 20, 2014 (filed as Exhibit 10.4 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(xiii)	Form of Restricted Stock Unit Award Agreement and Restricted Stock Unit Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.2 to the Registrant’s 10-Q filed on April 29, 2019 (File No. 001-36373) and incorporated herein by reference).
(d)(xiv)	TriNet Group, Inc. 2019 Equity Incentive Plan (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on July 25, 2019 (File No. 001-36373) and incorporated herein by reference).
(d)(xv)	Form of Non-Employee Director Restricted Stock Unit Grant Notice and Non-Employee Director Restricted Stock Unit Award Agreement under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of January 15, 2020 (filed as Exhibit 10.4 to the Registrant’s 10-Q filed on April 28, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xvi)	Form of Restricted Stock Unit Grant Notice under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of March 4, 2021 (filed as Exhibit 10.4 to the Registrant’s 10-Q filed on April 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(xvii)	Form of Performance-Based Restricted Stock Unit Grant Notice and Performance-Based Restricted Stock Unit Award Agreement under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of March 4, 2020 (filed as Exhibit 10.5 to the Registrant’s 10-Q filed on April 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(xviii)	2014 Employee Stock Purchase Plan (filed as Exhibit 10.7 to the Registrant’s S-1/A filed on March 14, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(xix)	2015 Executive Bonus Plan (filed with the Registrant’s 8-K filed on March 11, 2015 (File No. 001-36373) and incorporated herein by reference).
(d)(xx)	Amended and Restated Non-Employee Director Compensation Policy (filed as Exhibit 10.17 to the Registrant’s 10-K filed on February 14, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xxi)	TriNet Group, Inc. Severance Benefit Plan (filed as Exhibit 10.10 to the Registrant’s 10-K filed on April 1, 2016 (File No. 001-36373) and incorporated herein by reference).
(d)(xxii)	TriNet Group, Inc. Amended and Restated Executive Severance Benefit Plan (filed as Exhibit 10.1 to the Registrant’s 8-K filed on May 23, 2017 (File No. 001-36373) and incorporated herein by reference).
(d)(xxiii)	TriNet Group Inc. Amended and Restated Executive Severance Benefit Plan (filed as Exhibit 10.5 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(xxiv)	Form of Indemnification Agreement made by and between TriNet Group, Inc. and each of its directors and executive officers (filed as Exhibit 10.8 to the Registrant’s S-1/A filed on March 4, 2014 (File No. 333-192465) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(d)(xxv)	Employment Agreement, dated November 9, 2009, between Burton M. Goldfield and TriNet Group, Inc (filed as Exhibit 10.9 to the Registrant’s S-1/A filed on 10.9 (File No. 333-192465) and incorporated herein by reference).
(d)(xxvi)	Second Amended and Restated Employment Agreement, dated December 31, 2016, between Edward Griese and TriNet Group, Inc (filed as Exhibit 10.2 to the Registrant’s 10-Q filed on August 1, 2017 (File No. 001-36373) and incorporated herein by reference).
(d)(xxvii)	Separation Agreement between Edward Griese and TriNet Group, Inc. dated December 31, 2021 (filed as Exhibit 10.20 to the Registrant’s 10-K filed on February 14, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xxviii)	Employment Agreement, dated November 19, 2018, between Samantha Wellington and TriNet Group, Inc (filed as Exhibit 10.22 to the Registrant’s 10-K filed on November 19, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(xxix)	Second Amended and Restated Employment Agreement, dated July 25, 2020, between TriNet USA, Inc. and Olivier Kohler (filed as Exhibit 10.2 to the Registrant’s 8-K filed on November 19, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xxx)	Employment Agreement dated August 13, 2020, between TriNet Group, Inc. and Kelly Lee Tuminelli (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on October 26, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xxxi)	Stockholder Agreement, by and between TriNet Group, Inc. and AGI-T, L.P., dated as of December 21, 2016 (filed as Exhibit 10.1 to the Registrant’s 8-K filed on December 22, 2016 (File No. 001-36373) and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*
Filed herewith

Item 13.
Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 17, 2022
TRINET GROUP, INC.
By:
/s/ Burton M. Goldfield

Name: Burton M. Goldfield
Title:  Chief Executive Officer